Exhibit (a)(5)(B)

Melinta Therapeutics Announces Termination of Merger Agreement and Tender Offer for Shares of Tetraphase

MORRISTOWN, N. J. June 24, 2020 (GLOBE NEWSWIRE) — Melinta Therapeutics, Inc. (“Melinta”), a commercial-stage antibiotics company, announced that on June 24, 2020, pursuant to the Agreement and Plan of Merger by and among Melinta, Toronto Transaction Corp. (“Purchaser”) and Tetraphase Pharmaceuticals, Inc. (“Tetraphase”) dated as of June 4, 2020 (the “Merger Agreement”), it had terminated the previously announced cash tender offer to acquire all of the outstanding shares of common stock of Tetraphase (the “Offer”).

On June 19, 2020, Tetraphase gave written notice to Melinta and Purchaser that it received a proposed offer from La Jolla Pharmaceutical Company (“La Jolla”) to acquire Tetraphase for $43.0 million in cash, plus an additional $16.0 million in cash potentially payable under contingent value rights to be issued in the transaction (the “La Jolla Proposal”). On June 21, 2020, the Tetraphase Board of Directors determined that the proposal constituted a “Superior Offer” as defined in the Merger Agreement. Tetraphase publicly announced the La Jolla Proposal on June 22, 2020.

On June 24, 2020, Tetraphase paid Melinta the termination fee of $1,150,000 required under the Merger Agreement and Melinta and Tetraphase terminated the Merger Agreement.

In accordance with Section 1.1(e) of the Merger Agreement, Melinta and Purchaser will irrevocably and unconditionally terminate the Offer. None of the Shares were purchased in the Offer and as a result of such termination, all of the Shares previously tendered will be promptly returned to the holders thereof, and no consideration will be paid to holders who have tendered their Shares in connection with the Offer.

About Melinta Therapeutics

Melinta Therapeutics, Inc. is dedicated to saving lives threatened by the global public health crisis of drug resistant bacterial infections through the development and commercialization of novel antibiotics that provide new therapeutic treatment options. Its four marketed products are Vabomere® (meropenem and vaborbactam), Orbactiv® (oritavancin), Minocin® (minocycline) for Injection, and Baxdela® (delafloxacin). This portfolio provides Melinta with the unique ability to provide providers and patients with a range of solutions that can meet the critical need for novel antibiotics treating serious bacterial infections.

For additional information, including product and respective important safety information, visit www.melinta.com.

All product names and marks are property of their respective owners.

Notice to Investors

This communication is for informational purposes only and is not an offer to purchase any shares of Tetraphase or a solicitation of an offer to sell securities. Melinta and Purchaser have filed a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the SEC and Tetraphase has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials are available to Tetraphase stockholders at no expense to them by written request to D.F. King & Co., Inc. 48 Wall Street, New York, NY 10005 or by calling (800) 283-3192 (toll-free). In addition, such materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.

Contact Information:

Melinta Therapeutics

Susan Blum

(312) 767-0296

info@melinta.com